October 8, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief

Re:	salesforce.com, inc.

Form 10-K for the Fiscal Year Ended January 31, 2010

Filed March 11, 2010

File No. 001-32224

Ladies and Gentlemen:

We are responding to the comment contained in your letter dated September 30, 2010 (the “Comment Letter”) related to the Company’s Q1 FY 2011 earnings conference call on May 20, 2010. For your convenience, we have repeated the comment below in italic type before our response.

Q1 FY 2011 Salesforce.com, Inc. Earnings Conference Call, May 20, 2010

1.	We have reviewed your response to prior comment 8 and continue to have concerns with your discussion of cash flow per share in light of the prohibition in Item 100(b) of Regulation G and the Commission’s views articulated in Accounting Series Release No. 142. Based on subsequent telephone conversations, we understand that you will no longer provide these measures when discussing your results. Please confirm in writing whether our understanding is correct.

We advise the Staff that your understanding is correct.

In future discussion with analysts and investors concerning the Company’s financial results, we will no longer cite either cash flow per share or free cash flow per share metrics.

However, because the investment analysts who follow and publish reports about the Company have and will likely continue to track and discuss these measures, we may in the future cite the operating and/or free cash flow results for the period and the average number of fully-diluted shares outstanding for the same period.

If you should have any further comments or questions, please direct them to my attention. My telephone number is (415) 901-8490, my fax number is (415) 901-8437 and my email address is dschellhase@salesforce.com. As we believe that we have fully responded to all of the Staff’s comments, we would appreciate a letter confirming that the Staff has no further comments or questions.

Thank you.

Very truly yours,

salesforce.com, inc.

/s/ David Schellhase

David Schellhase
Executive Vice President, Legal

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.

Graham Smith, Chief Financial Officer, salesforce.com, inc.

Joe Allanson, Senior Vice President, Controller, salesforce.com, inc.

Larry Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron Alter, Wilson Sonsini Goodrich & Rosati

David Cabral, Ernst & Young LLP

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